Exhibit 8.1

Uxin Limited
List of Significant Subsidiaries

Subsidiaries	Place of Incorporation
Uxin Used Car Limited	Cayman Islands
Xin Limited	Cayman Islands
New Car Group Limited	British Virgin Islands
UcarShow HK Limited	Hong Kong
Xin HK Limited	Hong Kong
Youxin (Shaanxi) Technology Information Co., Ltd.	PRC
Youxin (Hefei) Automobile Intelligent Remanufacture Co., Ltd.	PRC
Youxin (Ningbo) Information Co., Ltd.	PRC
Hefei Youquan Information Technology Co., Ltd.	PRC
Youche (Hainan) Information Technology Co., Ltd.	PRC
Youtang (Shaanxi) Information Technology Co., Ltd.	PRC
Youfang (Beijing) Information Technology Co., Ltd.	PRC